CAPLEASE, INC.

1065 Avenue of the Americas

New York, New York 10018

(212) 217-6300

November 18, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CapLease, Inc. Withdrawal of Post-effective Amendment No. 2 to Form S-3 Registration No. 333-124003

Ladies and Gentlemen:

CapLease, Inc. (the “Registrant”) respectfully requests that Post-effective Amendment No. 2 to Form S-3 Registration No. 333-124003 (the “Amendment”) filed with the Securities and Exchange Commission (the “Commission”) on November 6, 2013, be withdrawn pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended.

The Registrant is requesting withdrawal of the Amendment because it was inadvertently filed with the Commission as a pre-effective amendment. A new amendment will be filed with the Commission as a post-effective amendment subsequent to this withdrawal.

In making this request for withdrawal, the Registrant confirms that no securities have been sold, or will be sold, in reliance on the Amendment.

Please direct any questions regarding this matter to Steven M. Haas, Esq. at (804) 788-7217.

Very truly yours,

Safari Acquisition, LLC (as successor to CapLease, Inc.)

By:	/s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch Title: Authorized Person